EXHIBIT 99.1

Buckreef Gold’s Main Zone Extended And Chased Toward The Surface

Main Zone Remains Open In All Directions

TORONTO, Aug. 16, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce several positive assay results from the northeast (“NE”) step-out drilling at the Buckreef Gold Main Zone (“Main Zone”), which has now been extended by yet another 50 meters (“m”) for a total extension in the NE of 300 m; the total strike length having now been extended to 2.0km (see previous press release dated June 2, 2022). TRX has also commenced exploration drilling to the southwest (“SW”) of the Main Zone, where the drill rig is now active approximately 250 m beyond the historical South Pit.

The NE step-out drilling mineralization and grades have been generally consistent with the Main Zone, where the Company has recently commenced oxide mining activities over the past two quarters. TRX Gold will continue to explore closer to surface in the NE over time. The shallowest hole thus far has been 101.5 m below surface.

Drill highlights include:

  Hole BMDD246 intersected 12.27 m grading @ 1.90 g/t Au from 191.7 m, on northernmost section line. Deposit is open to north and up-dip towards surface.
  Hole BMDD244 intersected 4.50 m grading @ 1.96 g/t Au from 129.5 m.
  Hole BMDD243 intersected 7.46 m grading @ 1.76 g/t Au from 101.5 m.

“We continue to be excited by the progress made by TRX. As we get close to once again ramping up gold production within the next month, our exploration program continues to beat our expectations. These new step out drilling results are clearly demonstrating the growth potential at our Buckreef Gold Project,” noted Stephen Mullowney, Chief Executive Officer of TRX Gold. “The geological model predicted that gold mineralization associated with the Main Zone shear zone would continue – and it certainly does! Our geologists have been very methodical in extending the boundaries of the Main Zone; at depth, to the NE and are currently exploring in the SW. The team has also been focused on planning exploration programs on our new discoveries of Buckreef West and Anfield. We remain confident that we can continue to create shareholder value through the drill bit. As our production profile continues to grow with the expanded processing plant coming online shortly, our exploration program will continue to grow throughout the year as well.”

Additional exploration highlights to date

  Continued successful extension of known gold mineralization to the NE by a further 50 m to 300 m on a deposit containing 2.0 million ounces of gold in the Measured and Indicated Mineral Resources category in the Buckreef Main Zone (Figure 1 and Table 1).
  Ongoing Exploration: Buckreef Gold has now drilled to date 22 holes representing over 7,595 meters in the northeast extension of Buckreef Main Zone of its 10,000 meter drill program.
    TRX has commenced the infill and extension drill program to: (i) upgrade Mineral Resources currently in the Inferred category at Buckreef Main;
    TRX will additionally test and explore gold mineralization to the SW along the Main Zone trend beyond the historical South Pit; and
    The Company has commenced infill drilling at Buckreef West and intends to commence exploration drilling at the newly discovered Anfield Zone and explore potential extensions of the Eastern Porphyry zone this year.

Table 1: Buckreef Main Zone North-East Extension (NEE) Assay Results (June – August 2022)

* See Notes Regarding Sample Protocol QA/QC

Figure 1: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone NEE

N
BMDD238
5m @ 0.53g/t Au from 195.75m
BMDD236
28m @ 3.27g/t Au from 297m
incl. 7m @ 7.23g/t Au from 300m
BMDD239
5m @ 0.89g/t Au from 311m
Open
BMDD246
12.27m @ 1.9g/t Au from 191.7m
L32
BMDD232
4.99m @ 1.1g/t Au from 307.60m,
7.22m @ 0.87g/t Au from 130.07m,
8.65m @ 0.5g/t Au from 143.47m,
5.12m @ 0.53g/t Au from 187.06m
L30
L28
BMDD242
6.73m @ 1.61g/t Au from 250.8m
L31
BMDD228
18m @ 1.26g/t Au from 337.60m
L26
BMDD233
19.52m @ 2.35g/t Au from 203m
incl. 6m @ 6.27g/t Au from 215.09m
L27
BMDD243
3.76m @ 1.14g/t Au from 75.49m,
3.4m @ 1.18g/t Au from 85.97m,
7.46m @ 1.76g/t Au from 101.54m,
4m @ 1.16g/t Au from 113m,
3.07m @ 2g/t Au from 224,
BMDD231
3.11m @ 3.10g/t Au from 348.5m,
1m @ 7.08g/t Au from 349.79m,
3.11m @ 2.11g/t Au from 373.14m
Buckreef West
BMDD244
4.5m @ 1.96g/t Au from 129.5m
Oxide Pit Boundary
LEGEND
Significant Intercept g/t Au
5 to 62
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Section Lines
SML Boundary
Line Refference to Greenstone Belt
High Grade Zone
Broad Mineralized Zone
Current Significant Intrecept
Previously Reported Significant Intercept
BUCKREEF GOLD COMPANY LIMITED
NORTH EAST EXTENSION
SIGNIFICANT INTERCEPT MAP
0
50
100
200
metres

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

* Notes Regarding Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be approximately 60% of true width.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements
This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which use terminology substantially consistent with the requirements CRIRSCO reporting standards and SEC Item 1300 of Regulation S-K.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.